                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13D(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                                (AMENDMENT NO. 1)


                             Gilman & Cicocia, Inc.
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   375908100
                         ------------------------------
                                 (CUSIP Number)


                                 Michael P. Ryan
                       c/o Prime Financial Services, Inc.
                                11 Raymond Avenue
                             Poughkeepsie, NY 12603
                         ------------------------------
                                with copies to:

                              Merril Mironer, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                   May 1, 2002
                                   -----------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

          --------------------------------------------------                           ------------------------
           CUSIP NO. 375908100                                                                     Page 2 of 7
          --------------------------------------------------                           ------------------------
--------- -----------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Prime Financial Services, Inc.
--------- -----------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [ ]
                                                                                                       (b) [ ]
--------- -----------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
--------- -----------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                             [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------- -----------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK
----------------------------- ---------------- ----------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               0
         NUMBER OF            ---------------- ----------------------------------------------------------------
           SHARES                    8         SHARED VOTING POWER
        BENEFICIALLY                           858,504
       OWNED BY EACH          ---------------- ----------------------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              0
            WITH              ---------------- ----------------------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               1,733,190
--------- -----------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,733,190
--------- -----------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                                                  [ ]
--------- -----------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)

          19.2%
--------- -----------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
---------------------------------------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

          --------------------------------------------------                           ------------------------
           CUSIP NO. 375908100                                                                     Page 3 of 7
          --------------------------------------------------                           ------------------------
--------- -----------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Michael Ryan
--------- -----------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [ ]
                                                                                                       (b) [ ]
--------- -----------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
--------- -----------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                             [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------- -----------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
----------------------------- ---------------- ----------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               1,358,504
          NUMBER OF           ---------------- ----------------------------------------------------------------
           SHARES                    8         SHARED VOTING POWER
        BENEFICIALLY                           858,504
       OWNED BY EACH          ---------------- ----------------------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              500,000
            WITH              ---------------- ----------------------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               2,233,190
--------- -----------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,233,190
--------- -----------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.  Excludes 16,200 shares beneficially owned by Mr. Ryan's wife, Carole Enisman.
          Mr. Ryan does not have the power to vote or dispose of these shares.                             [X]
--------- -----------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)

          24.7%
--------- -----------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
---------------------------------------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

          --------------------------------------------------                           ------------------------
           CUSIP NO. 375908100                                                                     Page 4 of 7
          --------------------------------------------------                           ------------------------
--------- -----------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Ralph Porpora
--------- -----------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [ ]
                                                                                                       (b) [ ]
--------- -----------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
--------- -----------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                             [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------- -----------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
----------------------------- ---------------- ----------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               0
         NUMBER OF            ---------------- ----------------------------------------------------------------
           SHARES                    8         SHARED VOTING POWER
        BENEFICIALLY                           858,504
       OWNED BY EACH          ---------------- ----------------------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              0
            WITH              ---------------- ----------------------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               1,735,633
--------- -----------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,735,633
--------- -----------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                                                  [ ]
--------- -----------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)

          19.2%
--------- -----------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
---------------------------------------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 hereby amends and supplements the Statement on Schedule 13D (the "Initial Statement") filed by Michael Ryan, Ralph Porpora and Prime Financial Services, Inc., a New York Corporation ("Prime") (Prime and Messrs. Ryan and Popora sometimes being referred to herein collectively as the "Reporting Persons").


Item 1. Security and Issuer

         This statement relates to the common stock, par value $.01 per share, of Gilman & Ciocia, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 1311 Mamaroneck Ave., Suite 160, White Plains, NY 10605.


Item 2. Identity and Background.

         Since the filing of the Initial Statement, Michael Ryan has resigned, on April 3, 2002, from the board of directors of the Issuer and, as of March 19, 2002, is no longer Chief Operating Officer of the Issuer. He remains President of Prime Financial Services, Inc., a Delaware corporation that is a wholly owned subsidiary of the Issuer and unrelated to Prime. Prime intends to promptly change its corporate name to an appropriate available name pursuant to the approval of the Office of the Secretary of State of New York and the New York State Department of Banking.


Item 3. Source and Amount of Funds or Other Consideration

         On May 1, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, entered into an agreement to purchase 400,000 shares of Common Stock from James Ciocia (Chairman of the board of directors of the Issuer) and Mr, Ciocia's wife (collectively, the "Sellers") pursuant to a Stock Purchase and Option Agreement (the "Purchase Agreement"). These 400,000 shares were placed in a voting trust (the "Trust") as described below. Prime Management Corporation also obtained the option, exercisable immediately, to purchase an additional 474,686 shares of common stock from the Sellers pursuant to a market-based price formula, and the shares underlying this option were placed in the Trust as well. The funds for this purchase came from the working capital of Prime Management Corporation. From time to time, Messrs. Ryan and Porpora may make capital contributions to Prime and its subsidiaries; Prime also derives funds from management fees, and returns on investments.

         Michael Ryan is the trustee of the Trust. Accordingly, he has the sole power and authority to vote the 874,686 shares of the Issuer held in the Trust for a period of five years, subject to certain restrictions.


Item 4. Purpose of Transaction

     The following sentence is hereby added to Item 4 of the Initial
Statement:

         The Reporting Persons are presently considering acquiring additional securities of the Issuer.


Item 5. Interest in Securities of the Issuer

         (a) The aggregate number of shares of Common Stock beneficially owned by Prime is 1,733,190 shares, including 40,800 shares owned by Prime Funding Corp, 1,251,004 shares owned by Prime Management Corporation and 474,686 shares which Prime Management Corporation has the right to acquire within 60 days upon the exercise of an option. Both Prime Funding Corp. and Prime Management Corporation are wholly owned subsidiaries of Prime. The 1,733,190 shares beneficially owned by Prime constitutes approximately 19.2% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         The aggregate number of shares of Common Stock beneficially owned by Michael Ryan is 2,233,190 shares (comprised of the shares beneficially owned by Prime and 500,000 shares which the Reporting Person has the right to acquire within the next 60 days upon the exercise of stock options), approximately 24.7% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act. The aggregate number of shares of Common Stock owned by Mr. Ryan excludes 16,200 shares beneficially owned by Mr. Ryan's wife, Carole Enisman, over which Mr. Ryan has neither voting nor dispositive power.

         The aggregate number of shares of Common Stock beneficially owned by Ralph Popora is 1,735,633 shares (comprised of the shares beneficially owned by Prime and 2,443 shares which the Reporting Person has the right to acquire within 60 days upon the exercise of stock options), approximately 19.2% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         (b) Prime has the sole power to vote and dispose of the ownership of 841,804 shares beneficially owned by it (which includes 40,800 shares owned by Prime Funding Corp and 50,000 shares owned by Prime Management Corporation, both of which are wholly owned subsidiaries of Prime). In their capacities as the only two shareholders of Prime, Messrs. Ryan and Porpora may be deemed to have shared voting and dispositive control over the shares beneficially owned by Prime. Pursuant to a Voting Trust Agreement, Michael Ryan has the sole power and authority to vote an additional 874,686 shares of common stock, of which Prime is the beneficial owner, for a period of five years, subject to certain restrictions.

         (c) On March 13, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, purchased 50,000 shares of Common Stock from James Ciocia, Chairman of the board of directors of the Issuer.

         On May 1, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, purchased 400,000 shares of Common Stock from the Sellers pursuant to the Purchase Agreement. These 400,000 shares were placed in the Trust as described above. Prime Management Corporation also obtained the option, exercisable immediately, to purchase an additional 474,686 shares of common stock from the Sellers pursuant to a market-based price formula, and the shares underlying this option were placed in the Trust as well.

         (d)      N/A

         (e)      N/A


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        1. Stock Purchase and Option Agreement, dated May 1, 2002, between Prime Management Corporation as Purchaser and James and Tracy Ciocia as the Sellers.

        2. Voting Trust Agreement, dated May 1, 2002, between Prime Management Corporation and James and Tracy Ciocia, as beneficiaries, and Michael Ryan as Trustee.


Item 7.  Material to be filed as Exhibits.

         Exhibit 1.  Joint Filing Agreement. (Previously filed.)

         Exhibit 2. Stock Purchase and Option Agreement, dated May 1, 2002, between Prime Management Corporation as Purchaser and James and Tracy Ciocia as the Sellers.

         Exhibit 3. Voting Trust Agreement, dated May 1, 2002, between Prime Management Corporation and James and Tracy Ciocia, as beneficiaries, and Michael Ryan as Trustee.

                  Signature
                  ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  May 3, 2002                         /s/ Michael Ryan, President
                                         ----------------------------------
                                         Prime Financial Services, Inc.



                                            /s/ Ralph Porpora
                                         ----------------------------------
                                         Ralph Porpora



                                             /s/ Michael Ryan
                                         ----------------------------------
                                         Michael Ryan